UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 25, 2022

DYNAMICS SPECIAL PURPOSE CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40440	86-2437900
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

2875 El Camino Real

Redwood City, CA 94061

(Address of principal executive offices)

(408) 212-0200

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	DYNS	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

As previously disclosed, Dynamics Special Purpose Corp., a Delaware corporation (the “Company”), entered into a Business Combination Agreement (as amended on February 12, 2022 and as it may be amended and/or restated further from time to time, the “Business Combination Agreement”), dated December 19, 2021, by and among the Company, Explore Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Senti Biosciences, Inc., a Delaware corporation (“Senti”), pursuant to which Merger Sub will merge with and into Senti (the “Merger”), with Senti surviving as a wholly-owned subsidiary of the Company. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

On May 25, 2022, Senti issued a press release to announce that Dr. Kanya Rajangam was appointed as Chief Medical and Development Officer. She is expected to join Senti in July. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information included in this Item 8.01 and in Exhibit 99.1 shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section or incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Forward-Looking Statements

This Current Report contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Current Report, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this Current Report (including in documents incorporated into this Current Report by reference) may include, but are not limited to, statements regarding the proposed Merger, including the timing and structure of the Merger, the proceeds of the Merger, the initial market capitalization of the combined company following the Closing and the benefits of the Merger, as well as statements about the potential attributes and benefits of Senti’s product candidates and the format and timing of Senti’s product development activities and clinical trials. We cannot assure you that the forward-looking statements in this Current Report will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to complete the Merger due to the failure to obtain approval from the Company’s stockholders or satisfy other closing conditions in the Business Combination Agreement, the occurrence of any event that could give rise to the termination of the Business Combination Agreement, the ability to recognize the anticipated benefits of the Merger, the outcome of any legal proceedings that may be instituted against the Company or Senti following announcement of the proposed Merger and related transactions, the impact of COVID-19 on Senti’s business and/or the ability of the parties to complete the Merger, the ability to obtain or maintain the listing of the Company’s Class A Common Stock on Nasdaq following the proposed Merger, costs related to the proposed Merger, changes in applicable laws or regulations, the possibility that the Company or Senti may be adversely affected by other economic, business, and/or competitive factors and other risks and uncertainties, including those included under the heading “Risk Factors” in the registration statement on Form S-4 (the “Registration Statement”) filed by the Company with the SEC on February 14, 2022, as amended on April 1, 2022, April 22, 2022, and May 10, 2022, the proxy statement on Form DEFM 14A filed by the Company with the SEC on May 13, 2022 and those included under the heading “Risk Factors” in the final prospectus of the Company related to its initial public offering. Most of these factors are outside the Company’s and Senti’s control and are difficult to predict. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. The forward-looking statements in this Current Report represent our views as of the date of this Current Report. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report.

Additional Information About the Proposed Merger and Where To Find It

In connection with the proposed Merger, the Company filed the Registration Statement with the SEC on February 14, 2022, as amended on April 1, 2022, April 22, 2022, and May 10, 2022. The Registration Statement was declared effective as of May 13, 2022 and includes a definitive proxy statement / prospectus that was mailed to the Company’s stockholders. The Registration Statement, including the proxy statement / prospectus contained therein, contains important information about the Company, Senti and the proposed Merger and the other matters to be voted upon at a meeting of the Company’s stockholders to be held to approve the proposed Merger and other matters, and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Stockholders of the Company may obtain a copy of the definitive proxy statement / prospectus, as well as other documents filed with the SEC regarding the proposed Merger and other documents filed with the SEC by the Company, without charge, at the SEC’s website located at www.sec.gov or by directing a request to 2875 El Camino Real, Redwood City, CA 94061.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

The Company and Senti, and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from the Company’s stockholders in connection with the proposed Merger. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of the Company’s stockholders in connection with the proposed Merger are set forth in the Company’s proxy statement / prospectus in the Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement / prospectus. Stockholders, potential investors and other interested persons should read the proxy statement / prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Merger and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release, dated as of May 25, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 25, 2022

DYNAMICS SPECIAL PURPOSE CORP.

By:	/s/ Mostafa Ronaghi
Name:	Mostafa Ronaghi
Title:	Chief Executive Officer

Exhibit 99.1

Senti Bio Names Dr. Kanya Rajangam to Newly Created Position of Chief Medical and Development Officer

- Cell therapy and oncology drug development expert aims to lead Senti Bio’s novel off-the-shelf CAR-NK cell oncology programs into and through clinical development -

SOUTH SAN FRANCISCO, Calif., May 25, 2022 — Senti Biosciences, Inc. (Senti Bio), a leading gene circuit company, today announced the appointment of Kanya Rajangam, MD, PhD, as Chief Medical and Development Officer. Dr. Rajangam, who will join the company this July, is an experienced biotechnology executive with an extensive track record of successfully developing cancer therapies across multiple modalities.

Senti Bio is developing next-generation cell and gene therapies engineered with gene circuits, which are designed to reprogram cells with biological logic to sense inputs, compute decisions and respond to their respective cellular environments. Senti Bio’s oncology pipeline uses healthy adult donor-derived, natural killer (NK) cells engineered with chimeric antigen receptor (CAR) gene circuits that are cryopreserved and dosed off-the-shelf.

“We have made tremendous progress over the last year in advancing multiple oncology programs toward the clinic. Looking forward, as we aim to transition from a platform company to a clinical-stage biotech, we are honored to welcome such a highly-successful drug developer to our leadership team—Kanya is uniquely suited to help Senti Bio navigate this transition and advance our off-the-shelf CAR-NK cell pipeline while creating additional gene circuit-enabled programs,“ said Timothy Lu, MD, PhD, Chief Executive Officer and Co-Founder of Senti Bio. “Kanya’s experience spans early- to late-stage biotech companies, including gaining product approvals in both liquid and solid tumors, and leading CAR-NK cell therapy programs through the IND process and rapidly demonstrating clinical proof-of-concept.”

“This is an extremely exciting time as Senti Bio aims to ramp up late-preclinical and early-clinical development activities to support off-the-shelf CAR-NK cell product candidates, SENTI-202 and SENTI-301, toward anticipated INDs next year,” said Dr. Rajangam. “Senti Bio’s use of Logic Gated gene circuits in its off-the-shelf CAR-NK designs has the potential to selectively target tumors while sparing healthy cells and, I believe, expand the cell therapy opportunity to additional tumor types including acute myeloid leukemia, hepatocellular carcinoma, colorectal cancer and others. I am also drawn to the broad potential of the company’s proprietary gene circuit platform to create ‘smarter’ medicines against a diverse set of therapeutic areas. I am looking forward to joining Senti Bio’s fun and energetic culture while continuing to have a meaningful impact on the lives of cancer patients.”

As Chief Medical and Development Officer, Dr. Rajangam will be broadly responsible for leading the development and regulatory strategy to rapidly advance Senti Bio’s off-the-shelf CAR-NK cell oncology programs into and through clinical development. Dr. Rajangam joins Senti Bio from Nkarta Therapeutics where, as chief medical officer, she was responsible for clinical development of CAR-NK cell therapies for oncology. Prior to Nkarta, she was chief medical officer at Atara Biotherapeutics where she led the development of T-cell therapies for oncology, neurology and infectious diseases. Prior to that, Dr. Rajangam was chief medical officer of Cleave Biosciences, where she led oncology clinical development programs. Prior to becoming a chief medical officer, Dr. Rajangam gained relevant senior leadership experience at Onyx and Exelixis, while contributing to the clinical development and global approval of several marketed oncology products including Kyprolis®, Cotellic® and Cometriq®/Cabometyx®. Dr. Rajangam received a medical degree from St. Johns’ Medical College and completed her surgical residency with a focus on oncology at the Postgraduate Institute of Medical Education and Research (PGIMER), both in India. She received a PhD in biomedical cell and tissue engineering from Northwestern University. Dr. Rajangam serves on the board of directors of Turnstone Biologics, a clinical-stage biotechnology company developing next-generation tumor infiltrating lymphocyte cell therapies and oncolytic virus cancer immunotherapies.

About Senti Bio

Our mission is to create a new generation of smarter medicines that outmaneuver complex diseases using novel and unprecedented approaches. To accomplish this, we are building a synthetic biology platform that may enable us to program next-generation cell and gene therapies with what we refer to as Gene Circuits. These Gene Circuits, which are created from novel and proprietary combinations of DNA sequences, are designed to reprogram cells with biological logic to sense inputs, compute decisions and respond to their cellular environments. We aim to design Gene Circuits to improve the intelligence of cell and gene therapies in order to enhance their therapeutic effectiveness, precision and durability against a broad range of diseases that conventional medicines do not readily address. Our synthetic biology platform utilizes off-the-shelf chimeric antigen receptor natural killer (CAR-NK) cells, outfitted with these Gene Circuit technologies, to target particularly challenging liquid and solid tumor oncology indications. Our lead programs include SENTI-202 and SENTI-301. SENTI-202 is a Logic Gated OR+NOT off-the-shelf CAR-NK cell therapy designed to target and eliminate acute myeloid leukemia (AML) cells while sparing the healthy bone marrow. SENTI-301 is a Multi-Armed off-the-shelf CAR-NK cell therapy designed for the treatment of hepatocellular carcinoma (HCC). We anticipate filing Investigational New Drug (IND) applications in 2023 for both candidates. Over the past several months, Senti Bio scientists have presented preclinical proof-of-concept data across various programs including at the annual meetings of the American Society of Gene and Cell Therapy (ASGCT), the American Association for Cancer Research (AACR), and the American Society of Hematology (ASH). We have also demonstrated the breadth of our Gene Circuits in other modalities and diseases outside of oncology and have executed partnerships with Spark and BlueRock to advance these capabilities. For more information, please visit the Senti Bio website at https://www.sentibio.com.

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Contact Senti Bio:
Deb Knobelman, PhD, CFO	Kelli Perkins (Media)
Email: investors@sentibio.com	Email: kelli@redhousecomms.com

Find more information at sentibio.com

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